P.O. Box 2600
Valley Forge, PA 19482-2600

March 16, 2018

via electronic filing
Lauren Hamilton
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Vanguard World Funds, File No. 811-01027
Vanguard Scottsdale Funds, File No. 811-07803
Vanguard Admiral Funds, File No. 811-07043
Vanguard Money Market Reserves, File No. 811-02554
Vanguard Explorer Fund, File No. 811-01530
Vanguard Morgan Growth Fund, File No. 811-01685
Vanguard Wellesley Income Fund, File No. 811-01766
Vanguard Horizon Funds, File No. 811-07239
Vanguard Fenway Funds, File No. 811-05445
Vanguard Trustees’ Equity Fund, File No. 811-02968
Vanguard Malvern Funds, File No. 811-05628
Vanguard New Jersey Tax-Free Funds, File No. 811-05340
Vanguard Whitehall Funds, File No. 811-07443
Vanguard Massachusetts Tax-Exempt Funds, File No. 811-09005
Vanguard CMT Funds, File No. 811-21478
Vanguard California Tax-Free Funds, File No. 811-04474
Vanguard New York Tax-Free Funds, File No. 811-04570
Vanguard Pennsylvania Tax-Free Funds, File No. 811-04571
Vanguard Bond Index Funds, File No. 811-04681
Vanguard Municipal Bond Funds, File No. 811-02687

Ms. Hamilton,

     The purpose of this letter is to respond to your comments, provided via telephone on January 30, 2018, regarding the Staff’s recent Sarbanes-Oxley review of certain filings of the above-listed registrants. Each comment is summarized below, followed by the response to the comment.

Comment 1: In reviewing Vanguard International Growth Fund’s financial statements dated August 31, 2016, we noted $33,000 of Trustees’ Fees and Expenses on the Statement of Operations. Please confirm whether there were any amounts payable to trustees, officers, directors, controlled companies, or other affiliates at year end. If so, confirm whether payables are separately stated in accordance with Rules 6-04 and 6-05 of Regulation S-X.

Response: We confirm that Vanguard International Growth Fund did not have any fees payable for trustees, officers, directors, controlled companies, or other affiliates at year end. Further, payable balances are stated in accordance with Rules 6-04 and 6-05 of Regulation S-X.

Comment 2: We note that the funds have not included tax components of dividends paid for the two most recent fiscal year ends in accordance with FASB Accounting Standards Codification (“ASC”) Topic 946-505-50-5.

Response: The funds have included the tax character of dividends paid on the Statement of Changes in Net Assets under the captions “Distributions-Net Investment Income,” “Distributions-Realized Capital Gain,” and “Distributions-Return of Capital,” where applicable. Any short-term gain distributions are included in “Distributions-Realized Capital Gain”, and a footnote is included on the Statement of Changes in Net Assets disclosing the amount of the short-term gain distributions along with disclosure that such distributions are treated as ordinary income for dividends for tax purposes.

Comment 3: Please confirm the settlement terms of investment advisory services in accordance with ASC Topic 850-10-50-1, and include this disclosure in future reports.

Response: Investment advisory services provided by a related party are generally settled twice a month. We will include such disclosure in future reports.

Comment 4: The Vanguard Consumer Discretionary Index Fund’s prospectus states that the Fund is nondiversified; however, it appears that the Fund is operating as a diversified fund.

Please confirm that the Fund will seek shareholder approval prior to again operating as nondiversified. Please address with respect to all funds with a similar diversification status.

Response: We confirm that funds that have been identified as nondiversified funds but, in fact, have been operating as diversified funds continuously for the previous three years, will seek shareholder approval prior to again operating as nondiversified.

Comment 5: The sector diversification chart in the Vanguard U.S. Growth Fund’s profile shows that the information technology section was over 25%; however, sector risk is not noted in the prospectus as a principal risk of investing in the Fund. Please consider adding sector risk disclosure in the prospectus. Please address with respect to all funds with similar sector concentration.

Response: Sector risk disclosure for the information technology sector is currently disclosed as a principal risk in the Fund’s prospectus under the subheading “Manager risk.” We will consider adding sector risk disclosure for other funds with similar sector concentration.

Comment 6: In the notes to financial statements for the Vanguard Financials Index Fund it states that one shareholder was the record or beneficial owner of 36% of the Fund’s net assets.

Please ensure “Shareholder Concentration Risk” is adequately addressed in the prospectus. Please address with respect to all funds with similar shareholder concentration.

Response: The shareholder was a record owner of the Vanguard Financial Index Fund’s shares and not a beneficial owner of such shares. Disclosure related to the risks associated with shareholder concentration will be considered for inclusion in the Fund’s prospectus in future prospectus updates, as applicable. We will also consider adding shareholder concentration risk disclosure for other funds with similar shareholder concentrations.

Comment 7: On Vanguard Prime Money Market Fund’s Statement of Net Assets dated August 31, 2017, please confirm that the maturity date disclosed for its investment securities represents the demand date for its securities, as discussed in AICPA Audit Risk Alert, Investment Companies Industry Developments-2010/11, paragraph 79 (“AICPA Audit Risk Alert”).

Response: We confirm that on Vanguard Prime Money Market Fund’s Statement of Net Assets, the maturity date disclosed for its investment securities represents the demand date (as discussed in the AICPA Audit Risk Alert).

Comment 8: The link on the Vanguard Market Liquidity Fund’s website to obtain the most recent 12 months of publicly available information filed by the Fund with the SEC on Form N-MFP takes you to information for the wrong fund. Please confirm the link has been fixed.

Response: We confirm that we are in the process of fixing the link on the Vanguard Market Liquidity Fund’s website.

Comment 9: In the accountant’s report on internal control filed with Form N-SAR-B for the following registrants, the city, state, and signature are missing: Vanguard Wellesley Income Fund, for the fiscal year ended September 30, 2016 Vanguard Fenway Funds, for the fiscal year ended September 30, 2016

Response: We will amend the respective Form N-SAR-B filing for each registrant listed above with the appropriate accountant’s report on internal control.

Comment 10: In the Form N-SAR-B filing for Vanguard Malvern Funds for the fiscal year ended September 30, 2016, the accountant’s report on internal control attached to the filing did not cover all the series of the registrant; Vanguard Capital Value Fund and Vanguard U.S. Value Fund were not included in the report.

Response: There were two accountant’s reports on internal control issued for the series of Vanguard Malvern Funds, dated November 10, 2016, and November 15, 2016. In our Form N-SAR-B filing, the report dated November 10, 2016 was omitted in error. We will amend the Form N-SAR-B filing to include the report dated November 10, 2016, which includes Vanguard Capital Value Fund and Vanguard U.S. Value Fund.

Comment 11: The Vanguard Alternative Strategies Fund has a portfolio turnover rate that exceeds 100%. Please explain if active and frequent trading is part of the Fund’s strategy. If so, please explain why “Portfolio Turnover Risk” is not disclosed as a principal risk of investing in the Fund. Please address with respect to all funds with similar portfolio turnover rates.

Response: The risks of a high portfolio turnover rate are currently disclosed in the “Portfolio Turnover” section and in the “Plain Talk About Turnover Rate” box of the Vanguard Alternative Strategies Fund’s Prospectus. Similar disclosure is included for all funds with similar portfolio turnover rates.

Comment 12: Vanguard Alternative Strategies Fund’s shareholder report dated October 31, 2016 does not include a discussion of derivative exposure in its management’s discussion of fund performance (“MDFP”). Please address with respect to all funds with similar derivative exposure.

Response: We note that there is a discussion of Vanguard Alternative Strategies Fund’s derivative exposure in the Advisor’s Letter section of the MDFP, which includes information about the use and impact of derivatives in the Fund’s investment objective, strategies employed by the Fund and the successes and shortfalls of such strategies on the Fund’s performance. Similar to Vanguard Alternatives Strategies Fund, when a fund has material exposure to derivatives, we incorporate a discussion about its derivative exposure in the MDFP.

Comment 13: Please confirm that Vanguard Inflation Protected Securities Fund complied with the shareholder notification requirements of Rule 19a-1 under the Investment Company Act of 1940, as amended (“Rule 19a-1”). Confirm Vanguard has sent out 19a-1 notices.

Response: The Vanguard Inflation Protected Securities Fund disclosed the sources from which dividend payments were made through the following methods of communication:

• The Statement of Changes in Net Assets and Financial Highlights included in the Fund’s Annual Report to Shareholders for the fiscal year ended December 31, 2016 reported a tax-basis return of capital.

• Form 1099 DIV was sent to individual shareholders and included the correct tax character of prior-year distributions.

• IRS Form 8937 (Report of Organizational Actions Affecting Basis of Securities), reporting the details of return of capital, was posted to Vanguard’s website.

We believe these communications provided shareholders with adequate disclosure of the sources from which dividends are paid. We confirm that going forward we will comply with the single separate notice requirement of Section 19.

Comment 14: When a fund has ETF purchase fees, where are they disclosed? Are any of these fees paid by a related party on behalf of fund? Please consider providing more information in the financial statements.

Response: When a fund has ETF purchase fees, relevant disclosures are on the Financial Highlights (disclosing per share impact) and in the note discussing capital share transactions in the Notes to Financial Statements (disclosing activity in dollars); we deem this disclosure to be sufficient. No fees are paid by a related party on behalf of the fund.

Comment 15: We noted that the financial statements of Vanguard Market Liquidity Fund dated August 31, 2017 do not include a four-decimal-place net asset value per share. Please include this information in future filings.

Response: The Fund calculates its floating net asset value per share at approximately $100.00 per share (which represents an equivalent level of accuracy compared to $1.0000 per share), in accordance with Rule 2a-7(c)(1)(ii). Appropriately, the Fund’s net asset value per share disclosure did not include a four-decimal-place net asset value per share.

Comment 16: We noted Vanguard Explorer Value Fund’s financial statements dated August 31, 2017 does not disclose change in unrealized appreciation/depreciation from affiliate investments within the footnote to the Statement of Operations. We further noted Vanguard International Growth Fund’s financial statements dated August 31, 2017 discloses information from affiliate investments in tabular format within the Notes to the Financial Statements, but does not break out these balances separately within the Statement of Operations. Please confirm the disclosures are in accordance with Rules 6-07.1 and 6-07.7 of Regulation S-X.

Response: In both Funds, the amounts related to affiliate investments were immaterial and were not disclosed separately in the respective Fund’s Statement of Operations. In future filings, we will consider including information about investments in affiliates in accordance with Rules 6-07.1 and 6-07.7 of Regulation S-X.

Comment 17: We noted that Vanguard International Growth Fund’s financial statements dated August 31, 2017 did not separately disclose realized gains/losses and change in unrealized gains/losses for forward foreign currency contracts on the Statement of Operations, required by Rule 6-07.7 of Regulation S-X.

Response: On the Statement of Operations, the activity related to forward foreign currency contracts is reported together with the activity related to foreign currency transactions (which was immaterial for the fiscal year); relevant disclosure is included in the significant accounting policy note for “Foreign Currency” in the Notes to Financial Statements.

Further, we note that the activity related specifically to forward foreign currency contracts is separately disclosed in Note E in the Notes to the Financial Statements within the table pursuant to ASC Topic 815 containing quantitative disclosures about derivative activity and underlying risk exposure. We deem the disclosure on the Statement of Operations and in the Notes to the Financial Statements to be appropriate.

Comment 18: We noted that disclosures in each of the financial statements dated August 31, 2017 for Vanguard U.S. Growth Fund and Vanguard Explorer Value Fund indicated that each Fund invested in affiliated funds and included information about affiliated investments in the Statement of Operations but did not disclose a separate affiliated investment table in the Notes to the Financial Statements.

Response: During the fiscal year ended August 31, 2017, Vanguard U.S. Growth Fund held two affiliated funds and Vanguard Explorer Value Fund held one affiliated fund.

Identification of affiliate investments owned by the Fund at the report date is disclosed in the Statement of Net Assets for each Fund, and the income and realized gains related to the affiliate investments for the fiscal year are disclosed in the Statement of Operations. Due to the small number of affiliate investments held during the fiscal year, we deem these disclosures on the Statement of Net Assets and Statement of Operations to be sufficient.

Comment 19: We note that in the financial statements of Vanguard International Growth Fund dated August 31, 2017, the table of transactions in affiliate investments in the Notes to Financial Statements (“table”) did not incorporate all of the disclosures required by Rule 12-14 of Regulation S-X. Additionally, the totals of the table did not tie back to the Statement of Operations and Statement of Net Assets.

Response: During the fiscal year and at the report date, the Fund held four affiliate investments. While all of the disclosures required by Rule 12-14 of Regulation S-X were not explicitly included in the table, we note that pertinent disclosures related to geographic region, restricted securities and securities valued using significant unobservable inputs were included in the Statement of Net Assets. Given the small number of affiliate investments, we do not believe adding redundant disclosures in the table is meaningful to investors.

However, to the extent that information was not included in these disclosures, we will consider inclusion of such information in future filings (see our response to Comment 20). Additionally, as noted in our response to Comment 16 above, we will consider including information about investments in affiliates on the Statement of Operations, in accordance with Rules 6-07.1 and 6-07.7 of Regulation S-X

Comment 20: In the financial statements of Vanguard U.S. Growth Fund dated August 31, 2017, we noted that disclosures in the Statement of Net Assets regarding restricted securities were not in accordance with instruction 8 of Rule 12-12 of Regulation S-X. Going forward, please include these disclosures.

Response: We confirm that we will include relevant disclosures in accordance with instruction 8 of Rule 12-12 of Regulation S-X on a going forward basis.

Comment 21: Please consider enhancing the disclosures for the preferred stocks in Vanguard U.S. Growth Fund in accordance with Rule 12-12.4 of Regulation S-X.

Response: We will review the disclosures relating to preferred stocks under Rule 12-12.4 of Regulation S-X and make any adjustments to future financial reports as necessary.

Please contact me at (610) 669-7310 with any questions or comments regarding the above responses.

Sincerely,

/s/ Alexander Smith
Alexander Smith
Associate Counsel
The Vanguard Group, Inc.